UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 20, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
DEALING IN SECURITIES BY A DIRECTOR AND PRESCRIBED
OFFICER OF ANGLOGOLD ASHANTI LIMITED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
DEALING IN SECURITIES BY A DIRECTOR AND PRESCRIBED OFFICER OF ANGLOGOLD
ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that a director and prescribed officer have dealt in securities of the Company, after having received clearance to do so.

Details of the transactions are provided below:
Name of director Kojo Busia
Name of company AngloGold Ashanti Limited
Date of transaction 18 May 2021
Nature of transaction
On-market purchase of American Depositary
Receipts*
Class of security American Depositary Receipts
Number of ADRs purchased 1,000
Price per ADR $25.35
Value of transaction (excluding fees) $25,350.00
Nature and extent of interest Direct, Beneficial
Clearance to deal Obtained
*1 American Depositary Receipt is equivalent to 1 AngloGold Ashanti ordinary share
Name of prescribed officer Graham Ehm
Name of company AngloGold Ashanti Limited
Date of transaction 19 May 2021
Nature of transaction On-market sale of CHESS Depositary Interests**
Class of security CHESS Depositary Interests
Number of shares sold 53,503
Price per share in Australian Dollars AUD6.314804
Value of transaction (excluding fees) in Australian
Dollars
AUD337,860.95
Nature and extent of interest Direct, Beneficial
Clearance to deal Obtained
**
5 CHESS Depositary Interests is equivalent to 1 AngloGold Ashanti ordinary share

ENDS

20 May 2021

Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Chris Nthite
+27 11 637 6388/+27 83 301 2481
cnthite@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2021
AngloGold Ashanti Limited
By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary